17 State Street, 5th Floor

New York, New York 10004

February 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Agrify Corporation
Registration Statement on Form S-1 (Registration No. 333-276724)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Alexander Capital, L.P. (“ACLP”), solely acting as a placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (File No. 333-276724) (the “Registration Statement”), hereby concurs in the request by Agrify Corporation that the effective date of the Registration Statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on February 14, 2024, pursuant to Rule 461 under the Securities Act. ACLP affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

ALEXANDER CAPITAL, L.P.

By:	/s/ Jonathan Gazdak
	Name:	Jonathan Gazdak
	Title:	Managing Director – Head of Investment Banking